U. S. Securities and Exchange Commission

                          Washington, D.C. 20549


                               Form 10-SB/A

                     GENERAL FORM FOR REGISTRATION OF
                               SECURITIES OF
                          SMALL BUSINESS ISSUERS

               Under Section 12(b) or (g) of the Securities
                           Exchange Act of 1934

                      SUNBURST ACQUISITIONS VII, INC.
              (Name of Small Business Issuer in its charter)

Colorado                              84-1466651
(State or other jurisdiction of    (I.R.S. Employer
 incorporation or organization)   Identification No.)


4807 South Zang Way, Morrison, Colorado                80465
(Address of Principal Office)                        Zip Code

Issuer's telephone number:    (303) 979-2404


Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A

Name of each exchange on which each class is to be registered
                                    N/A
Securities to be registered under Section 12(g) of the Act:

                               Common Stock
                             (Title of class)
                   Series A Convertible Preferred Stock
                             (Title of class)

                                         PART I


Item 1.  Description of Business.

General

       Sunburst Acquisitions VII, Inc. (the "Company") was incorporated under the laws of the State of Colorado on June 30, 1998, as a "shell" company, and is in the early developmental and promotional stages. It was initially capitalized with approximately $10,000, and as of June 30, 1998, had current assets of $10,000, no liabilities, and stockholders' equity of $10,000. To date the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The
Company has no full-time employees and owns no real estate.

       The Company's business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity.

       At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. Prior to the effective date of this registration statement, it is anticipated that the Company's officers, directors, and affiliates will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisition, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

       The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ (See "Investigation and Selection of Business Opportunities"). The
Company anticipates that the business opportunities presented to it would not satisfy the types of requirements typically imposed by broker-dealers which handle initial public offerings. Accordingly, it is likely that such business opportunities will (i) either be in the process of formation or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties;
(iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

       The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

       The Company has elected to voluntarily file this registration statement on Form 10-SB/A in order to become a reporting company under the Securities Exchange Act of 1934, and currently anticipates that it will voluntarily continue to file periodic reports even in the event that its obligation to file reports is suspended under the Exchange Act. As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into, the Company is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.

       If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of Section
2(11) of the Securities Act of 1933, as amended as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares imposed by Rule 144. In such circumstances, the shareholders other than the principal shareholders may be unable to sell their shares in any public market which exists at that time because of the restrictions imposed by Rule 144. It is also possible that they would be unable to sell their shares in a private transaction at that time because prospective purchasers are not interested in purchasing restricted shares which represent a minority interest.

       In the Company's judgment, none of its officers and directors would become an "underwriter" within the meaning of Section 2(11)
of the Securities Act of 1933, as amended, as  a result of the
transactions described herein.   In order for the officers and directors
of the Company to be statutory underwriters, either their initial purchase of securities from the Company, or their subsequent offer or sale of those securities in conjunction with a merger or acquisition transaction, must be part of (or be deemed to be part of) a distribution or public offering. Since the securities owned by the officers and directors constitute "restricted securities" and will also be "restricted securities" in the hands of any purchaser following a private transaction of the type described herein, it is not likely that such securities would become part of a chain of purchase and sale transactions which might be deemed to be in the nature of a public offering or public distribution.

       Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management"). In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control of the Company's combination with a business opportunity.

       It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

       The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Colorado law to enter into such a transaction if:

       (1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

       (2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are known to the stockholders entitled to vote thereon, or are disclosed to such stockholders in writing, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

       (3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

       It should be noted that members of management own a sufficient number of shares to approve any matter submitted to the shareholders for approval without any other votes. It should also be noted that the "fairness" of a particular transaction will be determined by an examination of all relevant facts and circumstances, including, but not limited to, a comparison to other available options.

       To the extent deemed necessary or appropriate, a written opinion as to the "fairness" of a particular transaction may be requested from an unrelated third party. However, as a result of the limited resources available to the Company, it is not anticipated that either a "fairness" opinion or an independent appraisal of the value of the business or Company will be obtained in the event a related party transaction is contemplated. The potential for management's fiduciary duties to be compromised will therefore increase, and any remedies available to shareholders under state law will most likely be prohibitively expensive and time consuming.

Investigation and Selection of Business Opportunities

       To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the Company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and the company may not be profitable when acquired.

       It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

       It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any acquisition, with financial statements, or any other documentation, concerning a target company or its business, although merger transactions would be expected to require prior approval by the shareholders. In some instances, however, a proposed acquisition transaction may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

       The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers, directors and affiliates, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that, although management has limited experience and a lack of expertise in analysis of business opportunities, members of management will use their best judgment to review factors they deem important. This includes, among other things, the following factors:

       (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

       (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

       (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ. This would permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission and thereby allow the Company to be in a position to attract interest from a larger number of broker-dealers who may be interested in making a market in the Company's securities or underwriting new offerings of the Company's securities. (See "Risk Factors - The Company - Regulation of Penny Stocks")

       (4) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

       (5) The extent to which the business opportunity can be advanced;

       (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

       (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

       (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

       (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

       In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have either net tangible assets of $4,000,000, market capitalization of $50,000,000, or net income of $750,000, as well as satisfying other requirements relating to minimum bid price, number of shares in the public float, number of shareholders, and operating history of at least 1 year. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria either immediately or in the foreseeable future.

       No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon its analysis of such factors and other data it is able to obtain given its limited resources. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

       The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

       Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of an acquisition transaction; and other information deemed relevant.

       As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

       It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." Such regulations restrict the activities of broker-dealers with respect to "penny stocks" and, as a result, limit the number of broker-dealers who are willing to make a market in such securities. The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. (See "Risk Factors - Regulation of Penny Stocks")

       Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders; acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial; and, acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

       It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization.

       Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

       It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

       It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

       The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

       As a general matter, the Company anticipates that it, and/or its principal shareholders, will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

       It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

       The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

       The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

       Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

       An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

       The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company.

Administrative Offices

       The Company currently maintains a mailing address at 4807 S.
Zang Way, Morrison, Colorado 80465, which is the office address of its President. The Company's telephone number there is (303) 979-
2404. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

       The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

       A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. (See "Management," and "Conflicts of Interest.")

       In particular, the Company's officers and directors currently have an interest in six other blind pool or blank check companies. Sunburst Acquisitions I, Inc., which was formed in February, 1997; Sunburst Acquisitions III, Inc, Sunburst Acquisitions IV, Inc., each of which was formed in August, 1997; and Sunburst Acquisitions V, Inc.
and Sunburst Acquisitions VI, Inc. which were formed in April, 1998, have all previously voluntarily elected to file registration statements on Form 10-SB under the Securities Exchange Act of 1934. Although each of them has a business plan which is identical to that of the Company, each of them also has certain shareholders who are not also shareholders of the Company. Thus, to an extent, they are in a conflict of interest position with respect to the Company. Sunburst Acquisitions VIII, Inc., was formed in June, 1998, at the same time as the Company. It has a capital structure and a business plan which is identical to that of the Company, and has the same shareholders as the Company. Thus, its existence does not create a conflict of interest. Company management may, in the future, form additional blind pool or blank check companies with a business plan similar or identical to that of the Company. Additional blind pool or blank check companies formed in the future, which do not have the same capital structure and shareholders as the Company, may be considered to be in a conflict of interest position with the Company, and as a result, may also be considered to be in direct competition with the Company for available business opportunities. (See Item 5 -
"Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest")

       It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction, and it is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by members of Company management which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction.
(See "Conflicts of Interest.")

       B. Possible Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital. The Company has no current plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of an acquisition or merger candidate or over the next twelve month period.

       C. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

       In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and
15g-7 under the Securities Exchange Act of 1934, as amended.
Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of the Company in any market that might develop for them. Under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, broker-dealers which engage in transactions in penny stocks have additional disclosure requirements, including the requirement to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Broker-dealers must also provide customers with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly statements showing the market value of each penny stock held in the customer's account.

       Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

       D.      No Operating History.  The Company was formed in
June of 1998 for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

       E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's
Common Stock will
be increased thereby.

       F.      Possible Business Not Identified and Highly Risky.
The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. (See Item 1 "Description of Business.")

       G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

       H. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

       I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

       J.      Possible Reliance Upon Unaudited Financial
Statements. The Company generally will require audited financial statements from companies that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

       Moreover, the Company will, by virtue of this registration, be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and currently anticipates that it would voluntarily continue to file periodic reports in the event that its obligation to file such reports is suspended under the Exchange
Act. Thus, the Company will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the
"Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

       In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

       K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

       L.      Dependence upon Management; Limited Participation
of Management.  The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its
business plan.   Furthermore, the Company will be entirely dependent
upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

       M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

       N.   Indemnification of Officers and Directors.  The
Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The
Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

       O. Director's Liability Limited. The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

       P. Dependence Upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

       Q. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

       R. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

       S. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

       T.      Loss of Control by Present Management and
Stockholders. The Company may consider an acquisition in which the Company would issue, as consideration for the business opportunity to be acquired, an amount of the Company's authorized but unissued
Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's officers and directors could sell their control block of stock at a premium price to the acquired company's stockholders.

       U. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

       V. Rule 144 Sales. All of the outstanding shares of Common Stock and the outstanding shares of Class A Convertible
Preferred Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a minimum of one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding shares or the average weekly trading volume during the four calendar weeks prior to the sale. Rule 144 also contains other restrictions on the manner of sale of restricted securities which are applicable to affiliates of the Company and to non-affiliates who have held their shares for less than two years. The volume limitations and other restrictions imposed by Rule 144 are not applicable to resales of restricted securities by non-affiliates who have held their shares for more than two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. A total of 1,899,000 shares of common stock held by present stockholders of the Company will become available for resale under Rule 144 ninety (90) days after the Company registers its common stock under Section 12(g) of the Securities and Exchange Commission. All of the remaining issued and outstanding common stock, as well as the 100,000 shares of Class
A Convertible Preferred Stock which are currently issued and outstanding, and the shares of common stock into which such preferred shares may be converted, will become available for resale starting in June, 1999.

       W. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities may be exempt from state registration or qualification requirements. However, some states may continue to attempt to restrict the trading or resale of blind-pool or "blank-check" securities. Accordingly, although management is not currently aware of any states in which investors will be unable to resell their shares, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.        MANAGEMENT'S DISCUSSION AND ANALYSIS
OR PLAN OF OPERATIONS.

Liquidity and Capital Resources

       The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of net proceeds in the amount of $10,000 from its inside capitalization funds. Consequently, the Company's balance sheet for the period ending June 30, 1998, reflects both a current asset and a total asset value of $10,000 which is all in the form of cash.

       The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

       The Company has not yet engaged in any significant operations other than organizational activities, acquisition of capital and preparation for filing of its Registration Statement on Form 10-SB for purposes of registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues have been received by the Company.

       For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

       The Company believes that its existing capital will be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. Accordingly, in the event the Company is able to complete a business combination during this period, it anticipates that its existing capital will be sufficient to allow it to accomplish the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

       No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

       Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE
HARBOR" PROVISIONS OF THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995. Except for historical matters, the matters discussed in this Form 10-SB/A are forward-looking statements based on current expectations, and involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements under the following headings:

       (i) "Description of Business - General" - the general description of the Company's plan to seek a merger or acquisition candidate, and the types of business opportunities that may be pursued.

       (ii) "Description of Business - Investigation and Selection of Business Opportunities" - the steps which may be taken to investigate prospective business opportunities, and the factors which may be used in selecting a business opportunity.

       (iii) "Description of Business - Form of Acquisition" - the manner in which the Company may participate in a business acquisition.

       The Company wishes to caution the reader that there are many uncertainties and unknown factors which could affect its ability to carry out its business plan in the manner described herein. Many of these uncertainties and unknown factors are discussed herein under the heading "Risk Factors."

Item 3.  DESCRIPTION OF PROPERTY.

       The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 4807
S. Zang Way, Morrison, Colorado 80465, which is the address of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (303) 979-2404.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT.

       The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                                                           %
                                                                          of
                                     Number of Shares                  Class
Name and address                   Owned Beneficially                  Owned

Michael R. Quinn<F1>
2082 Cherry Street
Denver, Colorado 80207                837,000<F2><F3>                     39.20%

Jay Lutsky<F1>
4807 S. Zang Way
Morrison, Colorado 80465              833,000<F2><F4>                     39.02%

All directors and executive
officers (2 persons)                        1,670,000                     78.22%

<F1>  The person listed is an officer and a director of the Company.
<F2>  Includes 15,000 shares of common stock issuable upon conversion of
7,500 shares of Series A Preferred Stock owned by Mr. Quinn, and 15,000 shares of common stock issuable upon conversion of 7,500 shares of Series A Preferred Stock owned by Mr. Quinn's spouse, of which Mr. Quinn may be deemed to be the beneficial owner. Each outstanding share of Series A Preferred Stock is convertible into two shares of common stock at any time on or after January 1, 1999.
<F3>  Includes 1,000 shares of common stock owned by Mr. Quinn's spouse, of which Mr. Quinn may be deemed to be the beneficial owner.
<F4>  Includes 20,000 shares of common stock issuable upon conversion of
10,000 shares of Series A Preferred Stock owned by Mr. Lutsky. Each outstanding share of Series A Preferred Stock is convertible into two shares of common stock at any time on or after January 1, 1999.
<F5>  Includes 5,000 shares of common stock owned by Mr. Lutsky's spouse of which Mr. Lutsky may be deemed to be the beneficial owner.

Item 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS.

The directors and executive officers currently serving the Company are as follows:

Name                          Age     Positions Held and Tenure

Jay Lutsky                    54      President and Director
Michael R. Quinn              73      Secretary/Treasurer and Director

       The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

       The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month. More than likely, their time commitment will fall within the range of five to ten hours per month.

Biographical Information

JAY LUTSKY

       Mr. Lutsky has served as President and as a Director of the Company since its inception. From 1968 to 1974, Mr. Lutsky was employed at United Bank of Denver in various management positions, including Guaranteed Check Manager, Corporate Programs Manager and Executive Lending Officer. From April 1974 through April
1980, Mr. Lutsky was involved in the publishing and ski promotions business, serving as President of Mountain States Ski Association, a company he helped to start. From August 1983 through September 1985, Mr. Lutsky worked in the positions of General Manager of the SumFun Program, Regional marketing Manager, and Investor
Relations Manager for Gold C Enterprises, Inc., a publicly-traded Colorado corporation that published discount coupon books. Since May of 1980, Mr. Lutsky has done business as Dolphin & Associates, a private consulting firm and he has managed his personal investment portfolio.

       Mr. Lutsky has served on the board and been president of several public companies. From December 1986 through May, 1990,
Mr. Lutsky served as president of Eagle Venture Acquisitions, Inc. ("Eagle"). Eagle merged with Network Financial Services, Inc. ("Network") in May 1990. Mr. Lutsky continued on the board of Network which traded on the NASDAQ system until December, 1993. Mr. Lutsky was a vice-president and served on the board of Starlight Acquisitions, Inc. ("Starlight") a blank check offering. Starlight merged with Toucan Gold Corporation ("Toucan"), TUGO-Bulletin Board, on May 10, 1996. Mr. Lutsky now serves as an advisor to the current board of directors of Toucan. Until November, 1997, Mr. Lutsky was an officer and served on the board of directors of Gatwick, Ltd., a Regulation A public company. In November,
1997, Gatwick, Ltd., changed its name to AIM Smart Corporation and completed a share acquisition transaction with Smart AIM Corporation, a Michigan corporation. Mr. Lutsky also currently serves as an officer and director of Sunburst Acquisitions I, Inc., Sunburst Acquisitions III, Inc., Sunburst Acquisitions IV, Inc., and Sunburst Acquisitions V, Inc., Sunburst Acquisitions VI, Inc., and Sunburst Acquisitions VIII, Inc., all of which are blind pool or blank check companies he has formed in conjunction with Mr. Quinn.

       He earned a Bachelor of Science degree from Kent State
University in 1967.

MICHAEL R. QUINN

       Mr. Quinn has served as Secretary and Director of the Company since its inception. He has been involved with several development stage companies , including Global Net Corporation, Tai Feng Corporation and City Link Services, Inc., of Santa Fe, California and Taiwan, and Sensotron, Inc., of Huntington Beach, California. He consults with companies contemplating trading publicly and his services consist of corporate structuring, management, accounting, productions, sales, etc.

       Mr. Quinn earned the degrees of Metallurgical Engineer and Engineer of Mines at the Colorado School of Mines in 1946. He did graduate work and was employed as a research assistant at MIT.

       Over the last six years, Mr. Quinn has served as a consultant to equity holders involved in a bankruptcy case, as a consultant and lead plaintiff in three lawsuits, all of which have resulted in favorable decisions for the plaintiff.

       He served as President, Treasurer and Director of O.T.C. Capital Corporation ("OTC"). OTC acquired Capital 2000 and is currently actively trading. He was a founder of American Leverage, Inc., and was its Secretary/Treasurer and a Director until American Leverage, Inc. acquired Data National Corporation , the shares of which are currently publicly traded. Until November, 1997, Mr.
Quinn was an officer and served on the board of directors of Gatwick, Ltd., a Regulation A public company. In November, 1997, Gatwick, Ltd., changed its name to AIM Smart Corporation and completed a share acquisition transaction with Smart AIM Corporation, a Michigan corporation. Mr. Quinn also currently serves on the board of directors of Sunburst Acquisition I, Inc., Sunburst Acquisition III, Inc., Sunburst Acquisitions IV, Inc., Sunburst Acquisitions V, Inc., Sunburst Acquisitions VI, Inc., and Sunburst Acquisitions VIII, Inc., all of which are blind pool or blank check companies he has formed in conjunction with Mr. Lutsky.

Indemnification of Officers and Directors

       As permitted by Colorado law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

       Pursuant to the Colorado Business Corporation Act, the
Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Colorado Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Other Blind Pool Activities

       Each of the Company's executive officers, directors, and principal shareholders is also currently an officer, director and shareholder of Sunburst Acquisitions I, Inc., Sunburst Acquisitions III, Inc., Sunburst Acquisitions IV, Inc., Sunburst Acquisitions V, Inc., Sunburst Acquisitions VI, Inc., and Sunburst Acquisitions VIII, Inc., each of which is also a public shell corporation. The Company and these other entities may be in competition with each other for prospective companies to acquire. See "Conflicts of Interest" below.

       On May 19, 1998, Sunburst Acquisitions I, Inc., entered into a conditional agreement to acquire all of the issued and outstanding capital stock of Invu, PLC, a company incorporated under English law, in exchange for shares of common stock of Sunburst
Acquisitions, I, Inc, representing control of that company. Invu, PLC is a software development company whose business is to develop and sell software for electronic management of many types of information and documents such as forms, correspondence, literature, faxes and technical drawings. There is no assurance that the transaction between Sunburst Acquisitions I, Inc., and Invu, PLC, will close as contemplated, but in the event that all of the conditions precedent to closing are satisfied, the transaction is scheduled to close on or before August 17, 1998. The current officers and directors of Sunburst Acquisitions I, Inc., will resign upon closing the contemplated transaction with Invu, PLC.

       In addition, the Company's officers and directors have each been affiliated in the past with other blind pool companies. Such other companies and affiliations are described below.

       Mr. Quinn and Mr. Lutsky were founders and officers and directors of Sunburst Acquisitions II, Inc., which was formed in March, 1997. Mr. Quinn was one of the founders, and both Mr. Quinn and Mr. Lutsky were officers, directors and principal shareholders of Gatwick, Ltd., a blind pool formed in 1989.

       Sunburst Acquisitions II, Inc., filed a registration statement under the Securities Exchange Act of 1934 which became effective on or about August 4, 1997. On or about May 8, 1998, Sunburst Acquisitions II, Inc., acquired certain oil and gas properties and contract rights from Vector Energy Corporation, a Texas corporation, in exchange for the issuance of 19,710,000 shares of the authorized but previously unissued shares of its common stock. In conjunction with the acquisition of assets, the company changed its name to Vector Energy Corporation, and Mr. Quinn and Mr. Lutsky resigned as officers and directors of Sunburst Acquisitions II, Inc.. In addition, certain shareholders of Sunburst Acquisitions II, Inc, sold 333,333 shares of common stock to a purchaser designated by Vector Energy Corporation for a total purchase price of $100,000. There is currently a trading market for the shares of Vector Energy Corporation (formerly Sunburst Acquisitions II, Inc.) on the OTC Bulletin Board, under the trading symbol "VECT."

       Gatwick, Ltd., filed a Regulation A Offering Statement with the Securities and Exchange Commission in 1988. In October, 1997, Gatwick changed its name to AIM Smart Corporation. Thereafter, pursuant to a Share Exchange Agreement dated November 14, 1997,
AIM Smart Corporation (formerly Gatwick) acquired all of the issued and outstanding stock of Smart AIM Corporation, a Michigan corporation, in exchange for the issuance of 22,665,000 shares of its authorized but previously unissued shares of common stock, thereby making Smart AIM Corporation a wholly owned subsidiary. In conjunction with this transaction, Infoplan, Inc., a Delaware corporation purchased 1,097,167 shares of the issued and outstanding stock of AIM Smart Corporation from a group of its former shareholders. The shares of AIM Smart Corporation (formerly
Gatwick) trade on the OTC Bulletin Board under the symbol AIMS.

Conflicts of Interest

       None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

       Each of the Company's officers and directors is also an officer and director of four other development-stage corporations in the same business as the Company. See "Other Blind Pool Activities." These companies will be in direct competition for available opportunities.

       When a business opportunity comes to the attention of any of the Company's officers or directors, he intends to inform the other officers and directors of the Company, and together, they will determine which blind pool or public shell company will have the first option to consider an acquisition of the particular target. It is presently anticipated that the officers and directors will pursue a policy whereby the opportunity will be presented to the public company that has had its securities registered pursuant to Section
12(g) of the 1934 Act for the longest period of time. In the event that none of the pools is more mature than the others, the officers and directors will arbitrarily assign the particular business opportunity to one of the pool companies. Potential investors should expect that, because of the policy that will be employed by the Company's officers and directors as set forth above, whereby more "mature" pool companies will have business opportunities presented to them first, the Company and its shareholders may have to wait a significant amount of time before an appropriate business opportunity for the Company is identified.

       Members of management have a fiduciary obligation to the stockholders of the Company, as well as to the stockholders of other companies with which they are affiliated. Should a business opportunity that would be appropriate for consideration by the Company arise and be presented by an officer or director of the Company to another company with which one of them is affiliated, and not be presented to the Company, then any one or all of them may be unable to satisfy his fiduciary obligation to the Company's stockholders. Notwithstanding the foregoing, however, as of the date of this registration statement, the Company and the other blind-pool company described herein, have the same shareholders. It is also anticipated that both such companies will continue to have the same shareholders until such time as a public market, if any, develops for their shares. Since a public market is not expected to develop for the shares of the Company, or for the other blind-pool company, until they have completed the acquisition of a business opportunity, the possibility of claims by a shareholder of the Company, or of the other blind pool company, alleging breach of fiduciary duty by the officers and directors, is substantially reduced or eliminated.

       Company management intends to actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. Members of management acquired their shares for services rendered at a price of $0.001 per share, and the total purchase price for all presently issued and outstanding shares, including both common stock of Series A Convertible Preferred Stock was $11,935, of which $10,000 was paid in cash and $1,935 was paid in the form of performance of services. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by members of Company management which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  EXECUTIVE COMPENSATION.

       At inception of the Company, the Company's two directors each received 825,000 shares of common stock valued at $0.001 per share which were issued for services rendered to the Company in investigating and developing the Company's business plan and for agreeing to be a Director. No officer or director has received any other remuneration. Until the Company acquires additional capital, it is not intended that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain
Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

       The Company has employed the law firm of Frascona, Joiner
& Goodman, P.C., in which one of its shareholders, Gary S. Joiner, is a shareholder, to provide legal services in connection with registration of the Company's shares. It may also employ the same law firm to provide legal services in connection with the acquisition of a business. Mr. Joiner and any other members of his firm, if employed, would be paid their normal hourly rate for legal services provided.

Item 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.

       Prior to the date of this Prospectus, the Company issued to its officers, directors, and others a total of 1,935,000 shares of Common Stock, valued at $0.001 per share, or an aggregate total of $1,935, for services rendered to the Company. The company also sold a total of 100,000 shares of its Series A Convertible Preferred Stock at a price of $0.10 per share. Each share of Series A Convertible Preferred
Stock is convertible into two shares of common stock on or after November 1, 1998. Upon conversion of the outstanding Series A Convertible Preferred Stock to common stock, the effective price per share of common stock paid by the persons who purchased preferred stock will be $0.05 per share. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock, see "Risk Factors - Rule 144 Sales."

       On or about July 15, 1998, two of the officers and directors of the company made gifts of a portion of their common shares to various friends and family members. Michael R. Quinn transferred a total of 19,000 shares to 88 people, and Jay Lutsky transferred a total of 17,000 shares to 17 people. The shares which were transferred by gift are considered restricted securities in the hands of the donees.

       No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

       The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or, in what amount, such a stock issuance might be made.

       It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

       The Company maintains a mailing address at the residence of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. The Company anticipates that following the consummation of a business combination with an acquisition candidate, the Company's office will be moved, but cannot predict future office or facility arrangements with officers, directors or affiliates of the Company.

       Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock or Series A Convertible Preferred Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  DESCRIPTION OF SECURITIES.

Common Stock

       The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

       Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

       The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of preferred stock. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. The Board of Directors has authorized the issuance of 100,000 shares of Series A Convertible Preferred Stock. This
Series A Convertible Preferred Stock is redeemable in whole or in part, at the option of the Company, at a redemption price of $0.15 per share, plus accrued and unpaid dividends, at any time after the earlier of July 1, 2000, or the date upon which the Company completes a merger, acquisition, reorganization or other transaction resulting in a change of control. Each share of Series A Convertible Preferred
Stock has a preferential liquidation value of $0.10 per share, and is convertible at the option of the holder into two shares of common stock at any time on or after January 1, 1999. No dividends are payable on the Series A Convertible Preferred Stock on or before July 1, 2000. Thereafter, dividends equal to $0.01 per annum per share are payable quarterly in arrears when and as declared by the board of directors. Payment of dividends on the Series A Convertible
Preferred Stock is preferred and has priority over payment of dividends on the outstanding common stock of the Company. Holders of Series A Convertible Preferred Stock have no voting rights.

Reports to Stockholders

       The Company plans to furnish its stockholders with an annual report for each fiscal year ending June 30 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1.  Market Price and Dividends on the Registrant's Common
Equity and Other Shareholder Matters

       No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There are no current plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. There were 110 holders of record of the Company's common stock on July 24, 1998.
No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

       The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

       No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

       Since June 30, 1998 (the date of the Company's formation), the Company has sold its common stock to the persons listed in the table below in transactions summarized as follows:

Name                   Date of        Shares         Aggregate         Price
                       Sale                          Purchase            Per
                                                     Price             Share


Jay Lutsky             6/30/98         825,000       825<F1>        0..001
Michael R. Quinn       6/30/98         825,000       825<F1>        0.001
Gary S. Joiner         6/30/98          95,000       95<F1>         0.001
Grant W. Peck          6/30/98          95,000       95<F1>         0.001
Dean F. Sessions       6/30/98          95,000       95<F1>         0.001

<F1>  Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

       Since June 30, 1998 (date of the Company's formation), the
Company has sold its Series A Convertible Preferred Stock to the persons listed in the table below in transaction summarized as follows:

Name                   Date of        Shares         Aggregate         Price
                       Sale                          Purchase            Per
                                                     Price             Share
Michael R. Quinn       6/30/98           7,500            750              0.10
Jay Lutsky             6/30/98          10,000          1,000              0.10
John B. Marvin         6/30/98          10,000          1,000              0.10
R. Gerald Spehar
 and Susan M. Spehar,
 Joint Tenants         6/30/98          15,000          1,500              0.10
Clayton Wood           6/30/98          15,000          1,500              0.10
J.L. Evans             6/30/98          15,000          1,500              0.10
Kip Pedrie             6/30/98          10,000          1,000              0.10
Helen K. Quinn         6/30/98           7,500            750              0.10
Ronald Como            6/30/98           5,000            500              0.10
William Drubel         6/30/98           5,000            500              0.10

       Each of the sales of Series A Convertible Preferred Stock listed above was made for cash and each of the sales of Common
Stock listed above was made for services rendered to the Company.
The listed sales of common stock were made in reliance upon the exemption from registration provided by Rule 701 adopted pursuant to
Section 3(b) of the Securities Act of 1933. The listed sales of preferred stock were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. Based upon Purchaser Questionnaires and/or Consultation and Subscription Agreements completed by each of the subscribers and the pre-existing relationship between the subscribers of the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.


Item 5.  Indemnification of Directors and Officers

       The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 3.1 and 3.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty. SUNBURST ACQUISITIONS VII, Inc.
INDEX TO FINANCIAL STATEMENTS



Report of Independent Certified Public Accountant
Balance Sheet
Statement of Loss and Accumulated Deficit
Statement of Stockholders' Equity
Statement of Cash Flows
Notes to Financial Statements
REPORT OF CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors and Stockholders of
Sunburst Acquisitions VII, Inc.

We have audited the accompanying balance sheet of Sunburst Acquisitions VII, Inc. (a development stage company) as of June 30, 1998, and the related statement of loss and accumulated deficit, stockholders' equity, and cash flows for the period from inception (June 30, 1998) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunburst Acquisitions VII, Inc., as of June 30, 1998, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.



Comiskey & Co.
A Professional Corporation
Denver, Colorado
July 17, 1998
SUNBURST ACQUISITIONS VII, Inc.
(A Development Stage Company)
BALANCE SHEET
June 30, 1998

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                            10,000

        Total current assets                           10,000

OTHER ASSETS

  TOTAL ASSETS                                         10,000

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                         -
  Total current liabilities                                 -

STOCKHOLDERS' EQUITY

  Preferred stock, no par value
   20,000,000 shares authorized;
   100,000 shares issued and outstanding               10,000
  Common stock, no par value
   100,000,000 shares authorized;
   1,935,000 shares issued and
   outstanding                                          1,935

  Deficit accumulated during the
   development stage                                  (1,935)

Total stockholders' equity                             10,000

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                                 10,000

The accompanying notes are an integral part of the financial statements. SUNBURST ACQUISITIONS VII, Inc.
(A Development Stage Company)
STATEMENT OF LOSS AND ACCUMULATED DEFICIT
For the period from inception (June 30, 1998)
to June 30, 1998

REVENUES                                            -

EXPENSES
  Consulting fees                               1,935

  Total expenses                                1,935

NET LOSS                                      (1,935)

Accumulated deficit

  Balance, beginning of period                      -
  Balance, end of period                      (1,935)

NET LOSS PER SHARE                              (NIL)

WEIGHTED AVERAGE NUMBER
 OF SHARES OF COMMON STOCK
 AND COMMON STOCK EQUIVALENTS
 OUTSTANDING                                2,135,000

The accompanying notes are an integral part of the financial statements. SUNBURST ACQUISITIONS VII, Inc.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Page 1 of 2)
For the period from inception (June 30, 1998) to June 30, 1998


                           Preferred Stock           Common stock
                           Number of                 Number of
                           shares       Amount       shares          Amount
S>

Preferred stock issued for
  cash, June 1998
  at $0.10 per
  share                 100,000         10,000              -              -

Common stock issued for
  services, June 1998
  at $.001 per
  share                                             1,935,000          1,935

Net loss for the period
ended June 30, 1998           -              -              -              -

Balance
June 30, 1998           100,000         10,000      1,935,000          1,935

The accompanying notes are an integral part of the financial statements. SUNBURST ACQUISITIONS VII, Inc.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Page 2 of 2)
For the period from inception (June 30, 1998) to June 30, 1998

                                                      Deficit
                                                  accumulated
                                                   during the                  Total
                                                  development          stockholders'
                                                        stage                 equity
                                                                                 <C)

Preferred stock issued for
  cash, June 1998
  at $0.10 per share                                        -                 10,000

Common stock issued for
  services, June 1998
  at $.001 per  share                                                          1,935

Net loss for the period
ended June 30, 1998                                   (1,935)                (1,935)

Balance,
June 30, 1998                                         (1,935)                 10,000

The accompanying notes are an integral part of the financial statements. SUNBURST ACQUISITIONS VII, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the period from inception (June 30, 1998) to June 30, 1998



CASH FLOWS FROM
OPERATING ACTIVITIES
  Net Loss                                            (1,935)
  Adjustments to reconcile
  net loss to net cash used
  by operating activities:
     Stock issued for consulting fees                   1,935

  Net cash used from
     operating activities                                   -

CASH FLOWS FROM INVESTING ACTIVITIES                        -
  Net cash from
     investing activities                                   -

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of preferred stock                          10,000

  Net cash provided by
     financing activities                              10,000

NET INCREASE IN CASH
 AND CASH EQUIVALENTS                                  10,000

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                        -

CASH AND CASH EQUIVALENTS,
 END OF PERIOD                                         10,000

The accompanying notes are an integral part of the financial statements. SUNBURST ACQUISITIONS VII, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 1998

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       Development stage company.
       SUNBURST ACQUISITIONS VII, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Colorado on June 30, 1998. The initial principal office of the corporation is 4807 S. Zang Way, Morrison, Colorado 80465.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses which have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

Accounting method
The Company records income and expenses on the accrual method.

Fiscal year
The fiscal year of the Company shall be established by the board of directors.

Loss per share
Loss per share was computed using the weighted number of common shares and common share equivalents outstanding during the period.

Organization costs
Costs to incorporate the Company have been capitalized and will be amortized over a sixty-month period.

Statement of cash flows
For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

Use of estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principals requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2.     STOCKHOLDERS' EQUITY
       As of June 30, 1998, 1,935,000 shares of the Company's no par value common stock had been issued for consulting services provided. The services were converted to shares at $0.001 per share.

       As of June 30, 1998, 100,000 shares of the Company's no par value Series A preferred stock had been issued at $0.10 per share.

       Commencing on June 30, 2000, the holders of record of shares of this Series A preferred stock shall be entitled to receive, when and as declared by the board of directors out of funds legally available therefor, cash dividends at the rate of $0.01 per share per annum, payable quarterly, in arrears, on such dates as may from time to time be determined by the board of directors.

       In the event of a liquidation, dissolution or winding up of the Corporation, the holders of shares of this Series A shall be entitled to receive out of the assets of the Corporation an amount equal to $0.10 per share, plus any accrued and unpaid dividends thereon to the date fixed for distribution. This distribution shall be in preference and have priority over any such distribution upon the common stock of the Corporation and all other preferred stock of the Corporation. If the assets of the Corporation are not sufficient to pay such amount in full to the holders of this Series A and all other Series of Preferred stock of the Corporation ranking equally as to liquidation preferences with the shares of this Series A, then the holders of this Series A and of all such other Series shall share ratably in any such distribution of assets in accordance with the amounts which would be payable on such distribution if the amounts to which the holders of this and all such other Series are entitled were paid in full.

       To the extent not previously converted into shares of common stock, this Series A may be redeemed, in whole or in part, at the option of the Corporation by resolution of its board of directors at a redemption price per share of $0.15, plus any accrued and unpaid dividends thereon to the date fixed for redemption.

       The holders of shares of this Series A shall have the right, at their option, to convert such shares into fully paid and nonassessable shares of common stock of the Corporation at any time on or after January 1, 1999. Each outstanding share of this Series A shall be convertible into two shares of common stock of the Corporation.

       The holders of this Series A shall have no right to vote either in the election of directors or in any other matter.

3.     RELATED PARTY TRANSACTIONS

       As of the date hereof, Michael R. Quinn and Jay Lutsky are the officers and directors of the Company, and are the owners of 1,650,000 shares of its issued and outstanding common stock, constituting approximately 85% of the Company's issued and outstanding common stock. If the purchasers of the Series A shares exercise the conversion privilege, Jay Lutsky and Michael R. Quinn will own 1,685,000 shares constituting approximately 79% of the Company's issued and outstanding shares.

       The Company's President is providing office space at no charge to the Company. For purposes of the financial statements, the Company is accruing $50 per month as additional paid-in capital for this use.

4.     INCOME TAXES

       The Company has Federal net operating loss carryforwards of approximately $1,935 expiring in the year 2013. The tax benefit of this net operating loss is approximately $400 and has been offset by a full allowance for realization. This carryforward may be limited upon the consummation of a business combination under IRC Section 381.
For the period ended June 30, 1998, the valuation allowance increased by $400.

5.     SUPPLEMENTAL DISCLOSURE OF NON-CASH
FINANCING ACTIVITIES

       During the year ended June 30, 1998, the Company elected not to accumulate any amortization of the organization costs, as one month of amortization is immaterial to the financial statements taken as a whole.

       Similarly, the Company elected to forego any rent expense for the year ended June 30, 1998, but will begin recording the rent expense as additional paid-in capital during the year ended June 30, 1999.

                                        PART III
Item 1.  Index to Exhibits

          The Exhibits listed below are filed as part of this Registration Statement.

Exhibit
  No.               Document
 2.1           Articles of Incorporation
 2.2           Bylaws
 3.1           Specimen Common Stock Certificate
 3.2           Specimen Class A Convertible Preferred Stock
               Certificate
 27            Financial Data Schedule

SIGNATURES


          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


SUNBURST ACQUISITIONS VII, Inc.



By:  /s/
Jay Lutsky
President and Director
(Principal Executive Officer)

Date: October 30, 1998

By: /s/
Michael R. Quinn
Secretary, Treasurer and Director
(Principal Financial Officer)

Date: October 30, 1998
                 U. S. Securities and Exchange Commission

                          Washington, D.C. 20549


                               Form 10-SB/A

                     GENERAL FORM FOR REGISTRATION OF
                               SECURITIES OF
                          SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      SUNBURST ACQUISITIONS VII, INC.
              (Name of Small Business Issuer in its charter)


Colorado                                    84-1466651
State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)           Identification No.)


4807 S. Zang Way, Morrison, Colorado  80465
(Address of principal executive offices)

Issuer's telephone number,   (303) 979-2404


                               EXHIBIT INDEX



Exhibit
No.                    Document

2.1 Articles of Incorporation (incorporated by reference to Form 10-SB filed with the Securities and Exchange Commission on behalf of the Company on July 28, 1998)

2.2 Bylaws (incorporated by reference to Form 10-SB filed with the Securities and Exchange Commission on behalf of the Company on July 28, 1998)
3.1 Specimen Common Stock Certificate (incorporated by reference to Form 10-SB filed with the Securities and Exchange
Commission on behalf of the Company on July 28, 1998)

3.2    Specimen Series A Convertible Preferred Stock Certificate
(incorporated by reference to Form 10-SB filed with the Securities and Exchange Commission on behalf of the Company on July 28, 1998)

27      Financial Data Schedule